August 7, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa Walsh

                   Mr. Stephen Krikorian

                   Mr. Tyler Howes

                   Mr. Christopher Dunham

Re: Phoenix New Media Ltd
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited (the “Company”), we are submitting this letter in response to your correspondence dated July 27, 2023 (the “July 27 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on May 1, 2023.

In the July 27 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until August 24, 2023 and expects to respond no later than that date.

* * *

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer